                                                                    Exhibit 99.1




                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
                    REPORT FOR THE PERIOD ENDED JUNE 30, 2002


                                                                                                PAGE
1        Financial Statements (Unaudited)


         The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in New Zealand (NZ GAAP) and are presented in NZ DOLLARS.

         Condensed Consolidated Statements of Financial Performance
         for the Three Months Ended June 30, 2002 and 2001, and the
         Fiscal Year Ended March 31, 2002.                                                       2

         Condensed Consolidated Statements of Financial Position as of June 30,
         2002 and March 31, 2002.                                                                4

         Condensed Consolidated Statements of Movements in Equity for the Three
         Months Ended June 30, 2002, and the Fiscal Year Ended March 31, 2002.                   5

         Condensed Consolidated Statements of Cash Flows for the Three Months
         Ended June 30, 2002, and the Fiscal Year Ended March 31,2002.                           6

         Notes to Condensed Consolidated Financial Statements.                                   7

2        Management's Discussion and Analysis of Financial Position
         and Financial Performance of Continuing Operations.                                    12


3        Quantitative and Qualitative Disclosures About Market Risk.                            15


                           FORWARD-LOOKING STATEMENTS


The statements contained in this Quarterly Report, including without limitation those contained in "Management's Discussion and Analysis of Financial Position and Financial Performance of Continuing Operations," relating to financial projections, plans and objectives of management, future economic performance and other future events, are "forward-looking statements" within the meaning of
Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements represent the Company's present expectations or beliefs concerning future events. The Company cautions that such statements involve known and unknown risks, uncertainties and other factors that may cause its actual results or performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:

- the Company's results may be adversely affected by foreign currency fluctuations because its revenues, costs and liabilities are denominated in multiple currencies;

- the Company competes against substantially larger, more well established companies and the markets for its products are highly competitive;

- a change in technology relating to the Company's products may result in some of its products being obsolete, could cause it to incur substantial costs to implement new technologies, or could cause it to lose customers if its competitors implement new technologies before it does;

- the Company has experienced some variation in its financial results in the past and expects its future financial results may also fluctuate;

- the Company's success depends in part on its proprietary technologies and if it is unable to successfully enforce its intellectual property rights, its competitive position may be harmed;

- if the Company infringes the patents or proprietary rights of other parties it may incur significant costs and its business may be harmed;

- the Company's continued success depends on the ability of patients to be reimbursed by third-party payers;

- a product recall may have a material adverse effect on the Company's business; and

- the international scope of the Company's operations exposes it to operational, political and other business risks that may harm its business.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee its future results or performance. The Company does not undertake to publicly update or revise any forward-looking statements.

1.    FINANCIAL STATEMENTS



                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
      Unaudited Condensed Consolidated Statements of Financial Performance
               (in thousands of NZ Dollars, except per share data)



                                                            Three Months                  Fiscal Year
                                                               Ended                         Ended
                                                              June 30,                      March 31,
                                                 ---------------------------------       -------------
    Continuing Operations                             2002               2001                 2002
    ---------------------                        -------------       -------------       -------------
        Operating revenue .................      $      50,918       $      52,817             214,596

        Cost of sales .....................             15,976              14,326              65,811
                                                 -------------       -------------       -------------
        Gross profit ......................             34,942              38,491             148,785

        Operating expenses:

        Selling, general and administrative
            expenses ......................             13,710              13,855              56,619

        Research and development
            expenses ......................              2,626               2,498              10,264
                                                 -------------       -------------       -------------
        Total operating expenses ..........             16,336              16,353              66,883
                                                 -------------       -------------       -------------
        Operating profit ..................             18,606              22,138              81,902

        Other income (expenses), net:

        Interest income (expense) net .....                954                (491)               (267)

        Foreign currency exchange profit
            (loss) (1) ....................             26,164                (590)             13,313

        Other expenses (note 6) ...........                 --                  --              (1,092)
                                                 -------------       -------------       -------------
        Total other income, (expenses) net              27,118              (1,081)             11,954
                                                 -------------       -------------       -------------
        Profit from continuing operations
            before taxation ...............             45,724              21,057              93,856

        Taxation ..........................            (15,290)             (6,965)            (31,532)
                                                 -------------       -------------       -------------
        Profit from continuing operations
        after taxation ....................      $      30,434       $      14,092       $      62,324
                                                 ==============       =============       =============
        Basic earnings from continuing
            operations per share ..........      $        0.30       $        0.12       $        0.56

        Diluted earnings from continuing
            operations per share ..........      $        0.29       $        0.12       $        0.56

        Weighted average basic shares
            outstanding ...................        102,347,107         118,111,137         111,537,416

        Weighted average diluted
            shares outstanding ............        103,869,607         118,111,137         112,173,791

        Basic earnings from continuing
            operations per ADS (2) ........      $        1.19       $        0.48       $        2.24

        Diluted earnings from continuing
            operations per ADS (2) ........      $        1.17       $        0.48       $        2.22

        Notional weighted average basic
            ADSs outstanding (2) ..........         25,586,777          29,527,784          27,884,354

        Notional weighted average
            diluted ADSs outstanding (2) ..         25,967,402          29,527,784          28,043,448

(1) The foreign currency exchange profit (loss) for the three months ended June 30, 2001 in these NZ Dollar Condensed Consolidated Financial Statements differs from the US Dollar Condensed Consolidated Financial Statements due to the correction of the previously disclosed mark to market error in the year ended March 31, 2001.

(2)   Assumes four outstanding ordinary shares are equal to one ADS.

See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

      Unaudited Condensed Consolidated Statements of Financial Performance
              (in thousands of NZ Dollars, except per share data)

                                                                    Three Months    Fiscal Year
                                                                       Ended           Ended
                                                                      June 30,        March 31,
                                                                    ------------    -----------
Discontinued Operations                                                 2002            2002
-----------------------                                             ------------    -----------
    Operating revenue ..........................................            $-       $ 464,901

    (Loss) from discontinued operations before taxation (note 7)            --          (3,199)

    Taxation ...................................................            --         (10,997)
                                                                      --------       ---------
    (Loss) from discontinued operations after taxation .........            $-       ($ 14,196)
                                                                      ========       =========
Total Operations

    Operating revenue ..........................................      $ 50,918       $ 679,497

    Profit before taxation .....................................        45,724          90,657

    Taxation ...................................................       (15,290)        (42,529)
                                                                      --------       ---------
    Profit (loss) after taxation ...............................      $ 30,434       $  48,128
                                                                      ========       =========

 See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
        Unaudited Condensed Consolidated Statements of Financial Position
                          (in thousands of NZ Dollars)

                                                                                  As of          As of
                                                                              June 30, 2002  March 31, 2002
                                                                              -------------  --------------
ASSETS

Current assets:

Cash and bank balances ...................................................      $ 32,370        $ 73,310

Short-term investments ...................................................        25,675              --

Debtors and prepayments (note 3) .........................................        51,576          41,752

Inventories (note 4) .....................................................        19,217          19,216

Employee share ownership plans loans, current portion ....................         2,207           2,407

Taxation .................................................................            --           3,897
                                                                              -------------  --------------
   Total current assets ..................................................       131,045         140,582

Long-term assets:

Fixed assets, net of accumulated depreciation of $18,940 at June 30,
   2002 and $17,419 at March 31, 2002 ....................................        65,351          63,236

Patents and trademarks, net of accumulated amortisation of $93 at June 30,
   2002 and $5 at March 31, 2002 .........................................         1,856           1,681

Employee share ownership plans loans .....................................         3,320           3,745

Debtors and prepayments (note 3) .........................................         6,878             390

Goodwill, net of accumulated amortisation of $1,379 at June 30, 2002 and
   $1,283 at March 31, 2002 ..............................................         2,474           2,570

Deferred taxation ........................................................         3,377           3,129
                                                                              -------------  --------------
   Total assets ..........................................................      $214,301        $215,333
                                                                              =============  ==============
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

Bank overdrafts ..........................................................      $  2,692        $  1,267

Trade creditors ..........................................................         8,726           8,367

Provisions ...............................................................         2,749          14,734

Taxation .................................................................        10,608           2,335

Term borrowings, current portion .........................................         2,056           6,187

Other liabilities ........................................................         8,621           8,870
                                                                              -------------  --------------
   Total current liabilities .............................................        35,452          41,760

Long-term liabilities:

Provisions ...............................................................         2,577             170

Term borrowings ..........................................................         1,554           1,520
                                                                              -------------  --------------
   Total liabilities .....................................................        39,583          43,450

   Total shareholders' equity ............................................       174,718         171,883
                                                                              -------------  --------------
   Total liabilities and shareholders' equity ............................      $214,301        $215,333
                                                                              =============  ==============


 See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
       Unaudited Condensed Consolidated Statements of Movements in Equity
                          (in thousands of NZ Dollars)


                                                                  Three Months        Fiscal Year
                                                                     Ended               Ended
                                                                    June 30,            March 31,
                                                                  ------------        -----------
                                                                     2002                 2002
                                                                  ------------        -----------
Shareholders' equity at the beginning of the period .....          $ 171,883           $ 384,038

Profit for the period ...................................             30,434              48,128

Movement in currency translation reserve ................             (2,115)                400
                                                                  ------------        -----------
                                                                      28,319              48,528
                                                                  ------------        -----------
Issue of share capital ..................................                103              26,666

Increase in equity from disposition of unallocated shares                 --               2,335

Repurchase of share capital .............................                 --            (215,272)

Dividends ...............................................            (25,587)            (74,412)
                                                                  ------------        -----------

Shareholders' equity at the end of the period ...........          $ 174,718           $ 171,883
                                                                  ============        ===========


 See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
            Unaudited Condensed Consolidated Statements of Cash Flows
                          (in thousands of NZ Dollars)


                                                                                Three Months    Fiscal Year
                                                                                   Ended          Ended
                                                                                  June 30,       March 31,
                                                                                ------------    -----------
                                                                                    2002           2002
                                                                                ------------    -----------
Cash flows from operating activities:

Continuing operations

    Receipts from customers ................................................      $ 52,787       $ 195,427

    Dividends received .....................................................            --             151

    Interest received ......................................................         1,091           1,145

    Payments to suppliers and employees ....................................       (34,153)       (134,210)

    Taxation paid ..........................................................        (1,849)        (24,922)

    Interest paid ..........................................................           (58)         (1,606)
                                                                                ------------    -----------
Net cash flow from operations from continuing operations ...................        17,818          35,985

Net cash flow from operations from discontinued operations .................            --          31,825
                                                                                ------------    -----------
       Net cash flow from operations .......................................        17,818          67,810
                                                                                ------------    -----------
Cash flows from (used in) investing activities:

Continuing operations

    Sale of fixed assets ...................................................            70             143

    Proceeds from the disposal of Appliances and Finance businesses ........            --         309,000

    Cash disposed of in divestment of Appliances and Finance businesses ....            --          (9,679)

    Purchase of fixed assets ...............................................        (4,757)        (13,210)

    Purchase of short-term investments .....................................       (25,675)             --
                                                                                ------------    -----------

Net cash flow from (used in) investing activities from continuing operations       (30,362)        286,254

Net cash flow (used in) investing activities from discontinued operations ..            --          (5,780)
                                                                                ------------    -----------
       Net cash flow from (used in) investing activities ...................       (30,362)        280,474
                                                                                ------------    -----------
Cash flows (used in) financing activities

Continuing operations

    Employee share purchase plans ..........................................           658           4,371

    Issue of share capital .................................................           103          26,136

    Repurchase of share capital ............................................            --        (212,030)

    New term borrowings ....................................................         1,617          14,394

    Repayment of term borrowings ...........................................        (5,397)        (14,765)

    Dividends paid .........................................................       (24,398)        (74,412)

    Supplementary dividends paid to overseas shareholders ..................        (2,094)         (4,543)
                                                                                ------------    -----------
Net cash flow (used in) financing activities from continuing operations ....       (29,511)       (260,849)

Net cash flow (used in) financing activities from discontinued operations ..            --         (16,797)
                                                                                ------------    -----------
       Net cash flow (used in) financing activities ........................       (29,511)       (277,646)
                                                                                ------------    -----------
    Net increase (decrease) in cash ........................................       (42,055)         70,638

Opening cash ...............................................................        72,043           1,706

Effect of foreign exchange rates ...........................................          (310)           (301)
                                                                                ------------    -----------
Closing cash ...............................................................        29,678          72,043
                                                                                ------------    -----------
Reconciliation of closing cash:

    Bank ...................................................................        32,370          73,310

    Bank overdrafts ........................................................        (2,692)         (1,267)
                                                                                ------------    -----------

                                                                                  $ 29,678       $  72,043
                                                                                ============    ===========



 See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1.    ORGANISATION AND BASIS OF PRESENTATION

Fisher & Paykel Healthcare Corporation Limited, formerly known as Fisher & Paykel Industries Limited, is a New Zealand company which was renamed as part of a reorganisation in November 2001. As part of the reorganisation, the Appliances and Finance businesses of Fisher & Paykel Industries Limited were spun off to shareholders and are shown in these financial statements as discontinued operations. The Healthcare business, which is the only remaining business of Fisher & Paykel Industries Limited, is shown in these financial statements as continuing operations.

Fisher & Paykel Healthcare Corporation Limited and its subsidiaries ("the Company") design, manufacture and market products and systems for use in respiratory care and the treatment of obstructive sleep apnea. The Company's headquarters and manufacturing operations are located in New Zealand. Other principal distribution and sales sites are located in the United States, the United Kingdom, Australia and Europe.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with NZ GAAP, and are presented in NZ Dollars. The accompanying unaudited condensed consolidated financial statements do not include all of the information and footnotes required by NZ GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 2003.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a) BASIS OF CONSOLIDATION

          The Company and subsidiary companies' accounts are consolidated using the purchase method. Subsidiaries are entities that are controlled either directly or indirectly by the parent. All material inter-company transactions are eliminated. The results of subsidiaries acquired or disposed of during the year are included in the consolidated Statement of Financial Performance from the date of acquisition or up to the date of disposal, respectively.

      (b) GOODWILL

          The excess of cost over the fair value of net assets of subsidiaries acquired is capitalised as goodwill and is amortised to the Statement of Financial Performance on a straight line basis over the lower of the period of expected benefit or ten years from the date of investment.

      (c) REVENUE RECOGNITION

          PRODUCTS

          Sales of products are recognised in accordance with the terms of sale when title has been transferred and the benefits of ownership and risk pass to the customer.

          INTEREST INCOME

          Interest income is accounted for as earned.

      (d) ADVERTISING AND SALES PROMOTION COSTS

          All advertising and sales promotion costs are expensed as incurred.

      (e) EARNINGS PER SHARE

          Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during each period.

          Diluted earnings per share is calculated by using the weighted average number of ordinary shares outstanding during each period, adjusted to include the potentially dilutive effect if securities or other contracts to issue ordinary shares were exercised or converted into shares.

      (f) EMPLOYEE SHARE OWNERSHIP AND OPTION PLANS

          The Company operates employee share ownership plans for employees. The initial purchase of shares by the schemes is funded by advances from the Company, the advances being recognised as assets in the Statement of Financial Position. No compensatory expense is recognised in the Statement of Financial Performance.

          The Company operates a share option plan for employees. Options become exercisable in three equal annual instalments between years two and five. No compensatory expense is recognised in the Statement of Financial Performance.

          The Company also operates a share purchase plan for United States employees. The employees are able to purchase shares at a discount through the use of payroll deductions. No compensatory expense is recognised in the Statement of Financial Performance.

      (g) EMPLOYEE ENTITLEMENTS

          Employee entitlements to salaries and wages, annual leave, long service leave and other benefits are recognised when they accrue to employees. The Company operates pension plans for employees. Contributions to the plans are expensed when made.

      (h) INVENTORIES

          Inventories are valued at the lower of cost, on a first-in, first-out basis, or net realisable value. Cost includes all costs except finance, administration, research and development, selling and distribution overheads.

      (i) FIXED ASSETS

          Fixed Assets are recorded at cost. Depreciation expense is computed on a straightline basis over their estimated useful lives as follows:

                   Buildings                50 years
                   Plant and Equipment      3-15 years
                   Vehicles                 5 years
                   Tooling                  3-7 years
                   Software                 3-10 years

      (j) PATENTS

          The registration costs of new patents are capitalised and amortised over the estimated useful life of the patent, but not exceeding seven years from application. In the event of a patent being superseded, the unamortised costs are written off immediately.

      (k) FOREIGN CURRENCY

          Transactions in foreign currencies are converted at the rate of exchange prevailing at the date of the transaction.

          At period end, foreign monetary assets and liabilities are translated at the period end closing rates, and exchange variations arising from these transactions are included in the Statement of Financial Performance.

          Gains and losses and costs arising on foreign currency call options and forward foreign currency contracts that are effective as hedges of transactions are deferred until the date of such transactions at which time they are included in the determination of profit before taxation and separately reported as foreign currency exchange profit (loss). Those option or contract instruments that have not been designated as accounting hedges are marked to market with resulting gains and losses being recognised in earnings in the period. Refer also to note 8.

          The financial statements of foreign subsidiaries are translated at the following exchange rates:

          -     the period end closing exchange rate for assets and liabilities;
                and

          - the average rate for revenue and expense transactions during the month.

          The exchange rate difference from translating the opening net investment and revenue and expense transactions at rates different from those which were previously reported is reflected in the foreign currency translation reserve.

      (l) RESEARCH AND DEVELOPMENT

          Research and development expenditure is expensed as it is incurred. Development costs of product innovation as a process are, in the main, indistinguishable as to whether the benefits will be applied to current or future products.

      (m) TAXATION

          The taxation expense charged to earnings includes both current and deferred tax and is calculated after allowing for permanent differences.

          The liability method of accounting for the taxation effect of all timing differences is used. Deferred tax is accounted for using the comprehensive basis on all timing differences. Any future taxation benefit is recognised only to the extent that there is virtual certainty of recovery in subsequent periods.

      (n) WARRANTY

          Provision for warranty covers the obligations for the unexpired warranty periods for products, based on recent historical costs incurred on warranty exposure. Warranty terms are 1 to 2 years parts or parts and labour.

      (o) IMPAIRMENT OF LONG-LIVED ASSETS

          Annually the directors assess the carrying value of each asset considering them on a grouped basis determined at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other Company assets. Where the estimated recoverable amount of the asset based upon the undiscounted future cash flows is less than its carrying amount, the asset is written down to assessed fair value.

      (p) STATEMENT OF CASH FLOWS

          The following are the definitions of the terms used in the Statement of Cash Flows:

          (i)        Cash comprises cash on hand, and bank balances.

          (ii) Investing activities are those activities relating to the acquisition, holding and disposal of fixed assets and investments.

          (iii) Financing activities are those activities which result in changes in the size and composition of the capital structure of the Company. This includes both equity and debt not falling within the definition of cash. Dividends paid are included in financing activities.

          (iv) Operating activities include all transactions and other events that are not investing or financing activities.

      (q) CHANGES IN ACCOUNTING POLICIES

          There have been no changes in accounting policies.

3.    DEBTORS AND PREPAYMENTS

Debtors and prepayments were comprised of the following at June 30, 2002 and March 31, 2002 (in thousands of NZ Dollars):


                                                                             June 30,       March 31,
                                                                               2002           2002
                                                                             --------       --------
Current:

Trade debtors .........................................................      $ 30,704       $ 34,016

Less allowance for doubtful accounts ..................................          (325)          (377)
                                                                             --------       --------
                                                                               30,379         33,639

Other debtors and prepayments .........................................         3,924          3,799

Unrealised gain on foreign currency instruments .......................        17,273          4,314
                                                                             --------       --------
                                                                             $ 51,576       $ 41,752
                                                                             ========       ========
Term:
Unrealised gain on foreign currency instruments .......................      $  6,878       $    390
                                                                             ========       ========

4.    INVENTORIES

Inventories were comprised of the following at June 30, 2002 and March 31, 2002 (in thousands of NZ Dollars):

                                                                             June 30,       March 31,
                                                                               2002           2002
                                                                             --------       --------
Materials .............................................................      $  7,092       $  7,493

Finished products .....................................................        13,926         13,521

Provision for obsolescence ............................................        (1,801)        (1,798)
                                                                             --------       --------
                                                                             $ 19,217       $ 19,216
                                                                             ========       ========

5.    CASH FLOW RECONCILIATION

                                                                          Three Months     Fiscal Year
                                                                          Ended June 30,  Ended March 31,
                                                                          --------------  ---------------
                                                                               2002           2002
                                                                          --------------  ---------------
                                                                           (in thousands of NZ Dollars)
Profit from continuing operations after taxation ......................      $ 30,434       $ 62,324

Add (deduct) non-cash items:

Continuing operations:

    Depreciation ......................................................         1,644          6,051

    Amortisation of patents and trademarks ............................            88              3

    Amortisation of goodwill ..........................................            96            385

    Accrued interest income ...........................................           121           (198)

    Movement in provisions ............................................           282            204

    Movement in deferred tax/future tax benefit .......................          (248)           389

    Movement in working capital:

       Payables and accruals ..........................................          (312)        (3,615)

       Debtors and prepayments ........................................         3,014         (3,286)

       Inventory ......................................................            (1)          (946)

       Provision for taxation net of supplementary dividend paid ......        14,264         10,574

    Movement in unrealised revaluations of foreign currency instruments       (29,307)       (34,896)

    Foreign currency exchange translation .............................        (2,257)        (1,004)
                                                                          --------------  ---------------
Net cash flow from operations from continuing operations ..............      $ 17,818       $ 35,985
                                                                          ==============  ===============

6.    NON RECURRING ITEMS RELATING TO SPIN-OFF

During the fiscal year ended March 31, 2002 the Company incurred costs in relation to the spin-off of the Appliances and Finance businesses and the US share offering and listing on the NASDAQ.

These costs include non-recurring directors' costs (comprising additional remuneration to non-executive directors for extensive work undertaken in connection with the spin-off, retirement benefits as provided for by the Company's constitution to non-executive directors upon retirement from the Company's board and insurance costs) and non-recurring offering and listing expenses.

These costs will not be incurred on an ongoing basis, but have been included in profit from continuing operations as they do not qualify as costs relating to the discontinued operations.

7.    LOSS ON DISPOSAL OF APPLIANCES AND FINANCE BUSINESSES

During the fiscal year ended March 31, 2002, as part of the reorganisation, the Company incurred a loss in connection with the spin-off of the Appliances and Finance businesses of $28,359,000. The loss is partially offset by operating profit from discontinued operations for the fiscal year ended March 31, 2002. The net loss is included in the loss from discontinued operations before taxation in the Statement of Financial Performance.

8.    FINANCIAL INSTRUMENTS

The Company enters into foreign currency option contracts and forward foreign currency contracts in managing its foreign exchange risk.

The purpose of the Company's foreign currency hedging activities is to protect the Company from exchange rate volatility with respect to functional currency (NZ Dollars) net cash movements resulting from the sales of products to foreign customers, and the purchase of raw materials in foreign currency from foreign and domestic suppliers. The Company enters into forward foreign currency contracts and foreign currency option contracts to hedge anticipated New Zealand based net sales/costs denominated principally in US Dollars, the Euro, the British Pound, and Australian Dollars.

The terms of the foreign currency option contracts and forward currency contracts generally do not exceed three years.

As of April 1, 2001 the Company adopted Statement of Financial Accounting Standards No 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended, which standardises the accounting for derivative instruments. The Company's hedging contracts have not been designated as accounting hedges under SFAS 133 because of the restrictive definitions and therefore are marked to market with the resulting gains and losses being recognised in earnings in the period of change.

Unrealised gains or losses are recognised as incurred on the Statement of Financial Position as either other assets or provisions and are recorded within other income, net on the Statements of Financial Performance. Unrealised gains and losses on currency derivatives are determined based on dealer quoted prices.

Notional principal of forward foreign currency contracts and foreign currency option contracts amounts outstanding were as follows:


                                                              As of           As of
                                                             June 30,       March 31,
                                                          ------------     -----------
                                                               2002           2002
                                                          (in thousands of NZ Dollars)
Sale commitments forward foreign currency contracts ...      $224,281      $ 85,655

Purchase commitments forward foreign currency contracts           247            --

Put foreign currency option contracts purchased .......       253,656       233,455

Call foreign currency option contracts sold ...........            --        90,069


-------------
The forward foreign currency contracts mature at various dates prior to May 31, 2005.

The foreign currency option contracts mature at various dates prior to December 31, 2003.

2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND FINANCIAL PERFORMANCE OF CONTINUING OPERATIONS

OPERATING REVENUE

Operating revenue from continuing operations consists of revenue from sales of our respiratory humidification, CPAP and patient warming and neonatal care products, as well as sales of distributed products. Our operating revenue from continuing operations decreased by approximately 4% to $50.918 million for the three months ended June 30, 2002 from $52.817 million for the three months ended June 30, 2001. Excluding the effects of currency translations, operating revenue from continuing operations has increased by 7% from sales in the comparable period in the prior year. Operating revenue from core products decreased by approximately 2% to $48.412 million for the three months ended June 30, 2002 from $49.583 million for the three months ended June 30, 2001. Excluding the effects of currency translations, operating revenue from core products has increased by 9% from sales in the comparable period in the prior year.

The following table sets forth our sales by product group for the three months ended June 30, 2002 and 2001:

                                                 Three Months Ended
                                                      June 30,
                                                --------------------       Percentage
                                                  2002         2001        Variation
                                                -------      -------       ----------
                                             (in millions of NZ Dollars)
PRODUCT GROUP:

Respiratory humidification products ......      $25.222      $27.487          -8%

CPAP products ............................       20.404       19.509          +5%

Patient warming and neonatal care products        2.786        2.587          +8%
                                                -------      -------
    Core products sub-total ..............      $48.412      $49.583          -2%

Distributed products .....................        2.506        3.234         -23%
                                                -------      -------

    Total ................................      $50.918      $52.817          -4%
                                                =======      =======


Sales of respiratory humidification products decreased by approximately 8% in the three months ended June 30, 2002 from sales in the comparable period in the prior year. Excluding the effects of currency translations, sales of respiratory humidification products have increased by approximately 2% from sales in the comparable period in the prior year. Sales volume of adult breathing circuits and single use chambers grew by approximately 20%. This was partially offset by reduced sales of humidifiers to ventilator manufacturers.

Sales of CPAP products increased by approximately 5% in the three months ended June 30, 2002 from sales in the comparable period in the prior year. Excluding the effects of currency translations, sales of CPAP products have increased by approximately 18% from sales in the comparable period in the prior year. CPAP integrated flow generator-humidifier sales volume increased by approximately 45% in the three months ended June 30, 2002 from sales in the comparable period in the prior year. This volume growth has been partially offset by price reductions on our CPAP humidifiers and integrated flow generator-humidifiers.

Sales of patient warming and neonatal care products increased by approximately 8% in the three months ended June 30, 2002 from sales in the comparable period in the prior year. Excluding the effects of currency translations, sales of patient warming and neonatal care products have increased by approximately 20% from sales in the comparable period in the prior year. This increase was due primarily to strong sales volume growth in the United States.

Sales of distributed products have decreased by 23% in the three months ended June 30, 2002 from sales in the comparable period in the prior year, primarily due to our decision to terminate our distribution relationship with Datex-Ohmeda in New Zealand.

Our products are sold in over 90 countries worldwide. The following table sets forth operating revenue from continuing operations for each of our primary geographic markets for the three months ended June 30, 2002 and 2001:


                             Three Months
                                Ended
                               June 30,
                       ------------------------
                        2002             2001
                       -------          -------
                     (in millions of NZ Dollars)
North America          $25.345          $25.316

Europe ......           13.029           14.763

Asia Pacific            10.915           11.048

Other .......            1.629            1.690
                       -------          -------
                       $50.918          $52.817
                       =======          =======

GROSS PROFIT

Our gross profit decreased to $34.942 million, or approximately 69% of sales, in the three months ended June 30, 2002 from $38.491 million, or approximately 73% of sales, in the three months ended June 30, 2001. Gross profit decreased due to the significant strengthening in the value of the NZ Dollar when compared to other currencies in which we sell, but primarily the US Dollar, partially offset by underlying volume growth of approximately 9%.

Gross margin percentage for the three months ended June 30, 2002 was below gross margin percentage for the three months ended June 30, 2001, primarily to the currency effects referred to above.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses decreased by approximately 1% to $13.710 million in the three months ended June 30, 2002 from $13.855 million in the three months ended June 30, 2001. This decrease was primarily attributable to our costs outside New Zealand being translated at rates of exchange that are favourable when compared to the comparable period in the prior year, partially offset by a modest increase in personnel and related expenses to support our volume growth.

Excluding the effects of currency translations, selling, general and administrative expenses increased by approximately 6% in the three months ended June 30, 2002.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses increased by approximately 5% to $2.626 million in the three months ended June 30, 2002 from $2.498 million in the three months ended June 30, 2001. The increase was attributable to increases in research and development expenses in connection with the expansion of our product development activities. Research and development expenses represented approximately 5.2% of operating revenue for the three months ended June 30, 2002 compared to 4.7% for the three months ended June 30, 2001.

OTHER INCOME (EXPENSES), NET

Other income (expenses), net increased for the three months ended June 30, 2002 to net income of $27.118 million from net expenses of $1.081 million for the three months ended June 30, 2001. The increase in other income, net over the three month period primarily reflects foreign currency exchange profits of $26.164 million and increased interest income associated with cash available from the proceeds of our US offering and the consequent reduction in interest expense.

Foreign currency exchange profit (loss) now reflects transactions resulting from our new hedging policy. Under this hedging policy, we currently enter into a mix of foreign currency exchange contracts and foreign currency exchange options, up to 100% of our anticipated net foreign currency exposure of the New Zealand manufacturing and sales operation for year one. With respect to periods beyond one year, we also use a mix of contracts and options up to 75% of our net exposure for years two and three, and for years four and five up to 25% of our net exposure with options only.

TAXATION

Taxation expense increased to $15.290 million in the three months ended June 30, 2002 from $6.965 million in the three months ended June 30, 2001. The increase was primarily attributable to the net movement in foreign currency exchange results between the two periods.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2002, we had $58.045 million in cash and short-term investments and $6.302 million of borrowings. Short-term investments comprises highly liquid commercial paper. All our borrowings are held outside New Zealand and denominated in currencies other than the NZ Dollar. We have in place credit facilities which are available that permit us to borrow up to a total of the equivalent of approximately $50.901 million, denominated primarily in NZ Dollars and US Dollars, each for a term of 12 months, renewable annually.

Net cash generated from operating activities totalled $17.818 million for the three months ended June 30, 2002. The amount of cash that we generated was reduced by approximately $2.050 million, as we received our US Dollar receipts into New Zealand at unfavourable foreign currency exchange rates when compared to the transaction rates during the period. This reduction was caused when delivering the US Dollars against the previously disclosed unfavourable forward currency contracts.

The Company's capital expenditures totalled $4.757 million for the three months ended June 30, 2002. The majority of expenditures related to the purchase of production tooling and equipment, computer equipment and software, patents and facility extension costs. We have begun construction to expand our facility by approximately 6,100 square metres to accommodate our anticipated growth. Approximately $3.391 million has been spent in the three months ended June 30, 2002. We estimate the total cost of the project, which we expect to be completed by January 2003, to be approximately $12.913 million, and we expect to fund this expansion from our operating cash flow. A total of $5.834 million has been spent on the facility extension project to date.

Net cash used in financing activities was $29.511 million, for the three months ended June 30, 2002. The payment of our final dividend for the prior financial year and the repayment of borrowings were the main reasons for the significant outflow of funds.

Our decision to mark to market foreign currency instruments because of the restrictive definitions of accounting hedges under SFAS 133 has resulted in earnings volatility and may result in future earnings volatility.

SIGNIFICANT ACCOUNTING ESTIMATES

Certain of our accounting policies require the application of significant judgement by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgements are subject to an inherent degree of uncertainty. These judgements are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Our significant accounting policies include:

- Warranty - Our warranty provision is established based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. While we believe that our warranty reserve is adequate and that the judgement applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future.

- Foreign currency instrument provisions - In accordance with our foreign currency accounting policy we revalue at each period end all our foreign currency instruments. These revaluations are conducted by the counterparty to the instruments and are based on assumptions regarding spot rates, forward points and currency volatilities at the period end. If actual market conditions differ from those assumptions significantly different results may be realized on these instruments.

- Valuation of long-lived assets - We periodically review the carrying value of our long-lived assets and investments for continued appropriateness. This review is based upon our projections of anticipated future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

3.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RISKS

We are exposed to foreign currency exchange rate risks as a result of our importing and exporting activities and from the activities of our foreign subsidiaries. As a result, we are exposed to risk from changes in foreign currency exchange rates. We have entered into foreign currency forward exchange contracts and foreign currency option contracts to hedge against current and anticipated future foreign currency trade cash flows.

CREDIT RISKS

In the normal course of business, we incur credit risk from trade debtors, which we manage with our credit policy. We monitor this exposure on a regular basis. Our credit risk from our trade debtors is limited due to the number and broad geographic spread of our trade debtors.

In the course of our treasury activities, we incur credit risk from foreign currency and investment counterparties, which we manage with our treasury policy. We monitor this exposure on a regular basis. Our credit risk from our treasury activities is limited due to the number of counterparties we use and the high credit ratings of our counterparties.